Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, New Jersey 07922
United States of America

May 31, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re: Cyclacel Pharmaceuticals, Inc. Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 (SEC File No. 333-140034)

Ladies and Gentlemen:

With respect to the above-referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4:30 p.m. on Thursday, June 2, 2011, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

The Company acknowledges to the Securities and Exchange Commission (the “Commission”) that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Merav Gershtenman, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6806 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Paul McBarron
Paul McBarron
Chief Operating Officer, Chief Financial Officer,
Executive Vice President-Finance